540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4

Revised Date:	26-Aug-11
Payment Date:	17-Feb-09
Prior Payment:	15-Aug-08
Next Payment:	17-Aug-09
Record Date:	11-Feb-09

Administrator:

Thais Hayum 312.904.8944
thais.hayum@bankofamerica.com

Reporting Package Table of Contents

Issue Id:	SAT00404
Monthly Data File Name:	SAT00404_200902_3.ZIP

Closing Date:	4-Mar-04
First Payment Date:	16-Aug-04
Rated Final Payment: Date:	15-Feb-34

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4

WAC: 6.331420%
WAMM: 313

Grantor Trust

Class CUSIP	Original Face Value (1)	Opening Balance Factor per $ 1000	Principal Payment Factor per $ 1000	Principal Adj. or Loss Factor per $ 1000	Negative Amortization Factor per $ 1000	Closing Balance Factor per $ 1000	Interest Payment (2) Factor per $ 1000	Interest Adjustment Factor per $ 1000	Pass-Through Rate Next Rate(3)
A UNIT 80411Y209	81,000,000.00	81,000,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	81,000,000.00 1000.000000000	2,430,000.00 30.000000000	0.00 0.000000000	6.0000000000% Fixed
B UNIT 80411YAA8	3,615,000.00 N	3,615,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	3,615,000.00 1000.000000000	134,225.00 37.130013831	0.00 0.000000000	0.0000000000%
Total	81,000,000.00	81,000,000.00	0.00	0.00	0.00	81,000,000.00	2,564,225.00	0.00	

Total P&I Payment	2,564,225.00

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

Page 2 of 9

26-Aug-2011 - 16:08 (P899-P901) © 2009 Bank of America Corporation

Structured Asset Trust Unit Repackagings (SATURNS)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4

Revised Date:	26-Aug-11
Payment Date:	17-Feb-09
Prior Payment:	15-Aug-08
Next Payment:	17-Aug-09
Record Date:	11-Feb-09

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	2,564,225.00
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Modification Shortfall Amount	0.00
Less Other Adjustment	0.00
Total	2,564,225.00
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	2,564,225.00
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	2,564,225.00

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	2,564,225.00
Remittance P&I Due Certs	2,564,225.00

Pool Balance Summary

	Balance	Count
Beginning Pool	81,000,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	81,000,000.00	1

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4

Revised Date:	26-Aug-11
Payment Date:	17-Feb-09
Prior Payment:	15-Aug-08
Next Payment:	17-Aug-09
Record Date:	11-Feb-09

Bond Interest Reconciliation

Class	Accrual Method	Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deductions Deferred & Accretion Interest	Deductions Interest Loss/Exp	Additions Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Additions Prepayment Penalties	Additions Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Credit Support Current(4)
A UNIT	30/360	180	6.0000000000%	2,430,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,430,000.00	2,430,000.00	0.00	0.00	NA	NA
B UNIT	30/360	180	0.0000000000%	134,225.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	134,225.00	134,225.00	0.00	0.00	NA	NA
				2,564,225.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,564,225.00	2,564,225.00	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

(2) Accrued - Deductions + Additions Interest

(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.

(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4

Revised Date: 26-Aug-11
Payment Date: 17-Feb-09
Prior Payment: 15-Aug-08
Next Payment: 17-Aug-09
Record Date: 11-Feb-09

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
Series 2004-4	0.00	0.0000%

Underlying Information

Name	Goldman Sachs Capital I
Cusip	38143VAA7
Balance	$81,000,000.00
Current Rate	6.345%
Next Rate	6.345%
Amount Received	$2,569,725.00
Ratings Moody/S&P/Fitch	A2/BBB/A-

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4

Revised Date:	26-Aug-11
Payment Date:	17-Feb-09
Prior Payment:	15-Aug-08
Next Payment:	17-Aug-09
Record Date:	11-Feb-09

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4

Revised Date: 26-Aug-11
Payment Date: 17-Feb-09
Prior Payment: 15-Aug-08
Next Payment: 17-Aug-09
Record Date: 11-Feb-09

Rating Information

Class	CUSIP	Original Ratings			Current Ratings/As of Date(1)				
		Fitch	Moody's	S&P	Fitch	Moody's		S&P	
A UNIT	80411Y209	NR	A1	A-		A2	12/23/08	BBB	12/31/08
B UNIT	80411YAA8	NR	A1	A-		A2	12/23/08	BBB	12/31/08

NR - Designates that the class was not rated by the rating agency.

(1) Current ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to US Bank within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be provided by the rating agency in an electronic format and therefore not being updated on this report, US Bank recommends that investors obtain current rating information directly from the rating agency.

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4

Revised Date:	26-Aug-11
Payment Date:	17-Feb-09
Prior Payment:	15-Aug-08
Next Payment:	17-Aug-09
Record Date:	11-Feb-09

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Structured Asset Trust Unit Repackagings (SATURNS)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4

Revised Date:	26-Aug-11
Payment Date:	17-Feb-09
Prior Payment:	15-Aug-08
Next Payment:	17-Aug-09
Record Date:	11-Feb-09

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